

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 15, 2009

By Facsimile and U.S. Mail

Mr. Fabio de Oliveira Barbosa
Chief Financial Officer
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900-Rio de Janeiro, RJ, Brazil

> **Re:** **Companhia Vale do Rio Doce**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 28, 2009**
> **Response Letter Dated August 21, 2009**
> **File No. 001-15030**

Dear Mr. Barbosa:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief